Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158484
April 13, 2009
CALIFORNIA WATER SERVICE COMPANY
$100,000,000 5.875% First Mortgage Bonds Due 2019, Series LL
Fully and Unconditionally Guaranteed By
California Water Service Group
Final Terms and Conditions

Issuer:	California Water Service Company (the “Company”)
Issue Format:	SEC Registered
Note Type	First Mortgage Bonds
Guarantee:	Fully and unconditionally guaranteed by California Water Service Group
Total Principal Amount:	$100,000,000
Pricing Date:	April 13, 2009
Settlement Date:	April 17, 2009
Maturity Date:	May 1, 2019
Interest Payment Dates:	Each May 1 and November 1, commencing on November 1, 2009
Coupon:	5.875%
Gross Spread:	0.65%
Issue Price:	100.00%
All-in Price:	99.35%
Redemption:	No mandatory or optional redemption
Minimum Denominations:	$1,000
CUSIP:	130789 AE0
Sole Bookrunner:	Robert W. Baird & Co.

Use of Proceeds	The Company estimates that it will receive approximately $96,915,000 in net proceeds from the sale of the bonds, after deducting an aggregate of approximately $650,000 in underwriting discounts and commissions and $2,435,000 in estimated offering expenses.

The Company intends to use the net proceeds of this offering to repay the outstanding balance on the line of credit under its loan agreement with Bank of America, N.A. As of December 31, 2008, there was an outstanding balance of $28 million on the line of credit under the Company’s loan agreement with Bank of America and the interest rate on these borrowings was 1.75%. As of December 31, 2008 this line of credit was scheduled to expire on April 30, 2012. The Company used the borrowings under this line of credit for general corporate purposes. The Company also intends to use the net proceeds of this offering for general corporate purposes, such as increasing its working capital, making capital expenditures, acquiring assets and taking advantage of other business opportunities. Pending application of the net proceeds as described above, the Company may invest the proceeds in short-term securities.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, Robert W. Baird & Co., the sole bookrunner for the offering, will arrange to send you the prospectus if you request it by calling Robert W. Baird & Co., Fixed Income Department, at 1-800-RWBAIRD (1-800-792-2473); or through your usual contact at Robert W. Baird & Co.

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